Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Data Domain, Inc.

at

$30.00 Net Per Share

by

Envoy Merger Corporation

a wholly owned subsidiary of

EMC Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 29, 2009, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF DATA DOMAIN, INC. (“DATA DOMAIN”), WHICH, TOGETHER WITH THE SHARES THEN OWNED BY EMC CORPORATION (“EMC”) AND ITS SUBSIDIARIES (INCLUDING ENVOY MERGER CORPORATION (“PURCHASER”)), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (II) EMC BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE AGREEMENT AND PLAN OF MERGER DATED MAY 20, 2009 BY AND AMONG NETAPP, INC., KENTUCKY MERGER SUB ONE CORPORATION, DERBY MERGER SUB TWO LLC AND DATA DOMAIN HAS BEEN TERMINATED AND THAT A DEFINITIVE MERGER AGREEMENT, IN A FORM SATISFACTORY TO EMC IN ITS REASONABLE DISCRETION, AMONG DATA DOMAIN, EMC AND PURCHASER HAS BEEN EXECUTED, (III) EMC BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE PROVISIONS OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW DO NOT APPLY TO OR OTHERWISE RESTRICT EMC’S OFFER AND THE PROPOSED MERGER WITH DATA DOMAIN AND (IV) ANY WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND THE OFFER — SECTION 14 – “CONDITIONS OF THE OFFER”.

EMC AND PURCHASER ARE SEEKING TO ENTER INTO A DEFINITIVE AGREEMENT WITH DATA DOMAIN AS TO A BUSINESS COMBINATION. SUBJECT TO APPLICABLE LAW, PURCHASER EXPRESSLY RESERVES THE RIGHT TO TERMINATE OR AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE OFFER PRICE AND THE CONSIDERATION TO BE OFFERED IN THE PROPOSED MERGER) IN CONNECTION WITH DISCUSSIONS RELATING TO A BUSINESS COMBINATION OR UPON ENTERING INTO A MERGER AGREEMENT WITH DATA DOMAIN. PURCHASER ALSO EXPRESSLY RESERVES THE RIGHT, SUBJECT TO APPLICABLE LAW, TO NEGOTIATE OR ENTER INTO A MERGER AGREEMENT WITH DATA DOMAIN NOT INVOLVING A TENDER OFFER, PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE CONSIDERATION NEGOTIATED BY EMC, PURCHASER AND DATA DOMAIN.

IMPORTANT

Any Data Domain stockholder desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in The Offer — Section 3 — “Procedures for Tendering Shares – Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in The Offer — Section 3 — “Procedures for Tendering Shares – Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

June 2, 2009

SUMMARY TERM SHEET

Envoy Merger Corporation (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share, of Data Domain, Inc. (“Data Domain”) for $30.00 net per share in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a Data Domain stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

Our name is Envoy Merger Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Data Domain. We are a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation. See The Offer — Section 9 – “Certain Information Concerning Purchaser and EMC”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.0001 per share, of Data Domain. We refer to one share of Data Domain common stock as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay you $30.00 per share in cash without interest thereon. If you are the record holder of your shares of Data Domain (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your shares in the offer to BNY Mellon Shareowner Services, the depositary for the offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

We currently own 2,534,697 shares of Data Domain. We estimate that the net aggregate cost of acquiring the additional shares of Data Domain, including related fees and expenses, is approximately $1.8 billion. As of April 30, 2009, EMC had cash and cash equivalents and short-term investments in the amount of approximately $7.1 billion. EMC expects to contribute or otherwise advance funds to enable us to consummate the offer. EMC expects to have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares in the offer. The offer is not conditioned upon any financing arrangements. See The Offer — Section 10 – “Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the offer?

Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the offer.

How does the offer relate to the announced merger between Data Domain and NetApp, Inc.?

On May 20, 2009, Data Domain and NetApp, Inc. (“NetApp”), announced that they had entered into an agreement and plan of merger pursuant to which NetApp would acquire Data Domain through its wholly owned subsidiary Kentucky Merger Sub One Corporation. Under the terms of the agreement, for each outstanding share of Data Domain common stock, Data Domain stockholders would receive consideration of approximately $25.00 per share, consisting of $11.45 in cash, and approximately $13.55 in NetApp common stock. Data Domain, however, is permitted, pursuant to the terms of the agreement, and subject to certain conditions, to terminate the agreement and plan of merger in order to enter into a definitive agreement for a superior proposal made by another party. Our offer to pay you $30.00 per share in cash is being made as an alternative, superior proposal to the announced merger between Data Domain and NetApp. Termination of the agreement between NetApp and Data Domain is a condition to this offer. See The Offer – Section 14 – “Conditions of the Offer”.

What does the Board of Directors of Data Domain think of the offer?

Data Domain’s Board of Directors has not approved this offer or otherwise commented on it as of the date of this Offer to Purchase. Within 10 business days after the date of this Offer to Purchase, Data Domain is required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer.

Have you held discussions with Data Domain regarding the offer?

On June 1, 2009, immediately preceding EMC’s issuance of a press release announcing its intention to commence the offer, the chairman, president and chief executive officer of EMC delivered a letter to the president and chief executive officer of Data Domain proposing the offer described in this Offer to Purchase. See The Offer — Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain”. We and EMC are seeking to enter into a definitive agreement with Data Domain as to a business combination, and EMC has provided Data Domain with a form of agreement relating to our proposed acquisition of Data Domain, a copy of which is filed with our Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on June 2, 2009. See “Introduction”, The Offer – Section 1 – “Terms of the Offer”, The Offer – Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” and The Offer – Section 14 – “Conditions of the Offer”.

How long do I have to decide whether to tender in the offer?

You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Monday, June 29, 2009. The offer may be extended until the principal conditions to the offer, which are described below, are satisfied. If the offer is extended, we will issue a press release announcing the extension at or before 9:00 A.M., New York City time on the next business day after the date the offer was scheduled to expire. See The Offer — Section 1 – “Terms of the Offer”.

We may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See The Offer — Section 1 – “Terms of the Offer”.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares of Data Domain, which, together with the shares then owned by EMC and its subsidiaries (including Purchaser), represents at least a majority of the total number of shares outstanding on a fully diluted basis, (ii) EMC being satisfied, in its reasonable discretion, that the Agreement and Plan of Merger dated May 20, 2009 by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain has been terminated and that a definitive merger agreement, in a form satisfactory to EMC in its reasonable discretion, among Data Domain, EMC and Purchaser has been executed,

(iii) EMC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the Delaware General Corporation Law do not apply to or otherwise restrict EMC’s offer and the proposed merger with Data Domain and (iv) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions. See The Offer – Section 14 – “Conditions of the Offer”.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform BNY Mellon Shareowner Services, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See The Offer — Section 1 – “Terms of the Offer”.

How do I tender my shares?

If you wish to accept the offer and:

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the depositary for the offer. These materials must reach the depositary before the offer expires;

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to obtain three additional The NASDAQ Global Select Market trading days to tender your shares using the enclosed Notice of Guaranteed Delivery; or

•	you hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your shares be tendered.

See the Letter of Transmittal and The Offer – Section 3 – “Procedure for Tendering Shares” for more information.

May I withdraw shares I previously tendered in the offer? Until what time can I withdraw tendered shares?

Yes. You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included. See The Offer — Section 4 – “Withdrawal Rights”.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services while you have the right to withdraw the shares. If you tender shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your shares. See The Offer — Section 4 – “Withdrawal Rights”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer that are dependent upon receipt of governmental approvals set forth in The Offer – Section 14 – “Conditions of the Offer”. See The Offer — Section 2 – “Acceptance for Payment; Payment”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in The Offer — Section 3 — “Procedure for Tendering Shares – Book-Entry Transfer”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See The Offer – Section 2 – “Acceptance for Payment; Payment”.

Will the offer be followed by a merger if all the Data Domain shares are not tendered in the offer?

If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis, Purchaser expects to be merged with and into Data Domain. If that merger takes place, EMC will own all of the shares and all remaining stockholders (except for us, EMC and stockholders properly exercising their appraisal rights) will receive the price per share paid in the offer. See The Offer — Section 12 — “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights – Purpose of the Offer; Plans for Data Domain”.

If a majority of the shares are tendered and accepted for payment, will Data Domain continue as a public company?

If the merger takes place, Data Domain will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible for continued inclusion on The NASDAQ Global Select Market, there may not be a public trading market for the shares, and Data Domain may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See The Offer — Section 7 – “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”.

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, Purchaser expects to conclude a merger transaction in which all shares of Data Domain will be exchanged for an amount in cash per share equal to the price per share paid in the offer. If the proposed second-step merger takes place, stockholders who do not tender in the offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if such merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than Purchaser, which may affect prices at which shares trade. Also, as described above, Data Domain may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See The Offer — Section 7 – “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”.

Are appraisal rights available in the offer?

No. Appraisal rights are not available in connection with the offer. However, if the offer is successful and Purchaser, as it intends to do, concludes a merger transaction in which shares of Data Domain will be exchanged for an amount in cash per share equal to the price per share paid in the offer, then under Delaware law, stockholders who own their shares at the time of the merger and fulfill certain other requirements of the Delaware General Corporation Law will have appraisal rights in connection with the merger. See The Offer — Section 12 — “Purchase of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights – Appraisal Rights”.

What is the market value of my shares as of a recent date?

On June 1, 2009, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Data Domain common stock reported on The NASDAQ Global Select Market was $26.35 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. You should consult your own tax advisor regarding the tax considerations applicable to you with respect to participating in the offer in light of your particular circumstances. See The Offer — Section 5 – “Certain Tax Considerations”.

Who can I talk to if I have questions about the offer?

For further information, you can contact Morrow & Co., LLC, the information agent for the offer, at (203) 658-9400 (collect) or (800) 662-5200 (toll-free) or emc.info@morrowco.com (email). See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of

Data Domain:

INTRODUCTION

Envoy Merger Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), together with EMC, is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Data Domain, Inc., a Delaware corporation (“Data Domain”), for $30.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer. Purchaser will pay all charges and expenses of the Depositary and Morrow & Co., LLC (the “Information Agent”) incurred in connection with the Offer. See The Offer — Section 16 – “Fees and Expenses”.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by EMC and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (not including Shares tendered pursuant to procedures for guaranteed delivery) (the “Minimum Tender Condition”), (ii) EMC being satisfied, in its reasonable discretion, that the Agreement and Plan of Merger dated May 20, 2009 by and among NetApp, Inc. (“NetApp”), Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain (the “NetApp Merger Agreement”) has been terminated and that a definitive merger agreement, in a form satisfactory to EMC in its reasonable discretion, among Data Domain, EMC and Purchaser has been executed (the “Merger Agreement Condition”), (iii) EMC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the Delaware General Corporation Law (“Delaware Law”) do not apply to or otherwise restrict EMC’s Offer and the proposed merger with Data Domain (the “Section 203 Condition”) and (iv) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any similar waiting periods under any applicable foreign statutes or regulations, having expired or been terminated (the “Antitrust Condition”). The Offer is also subject to other conditions. See The Offer — Section 14 – “Conditions of the Offer”.

According to the NetApp Merger Agreement filed with Data Domain’s Form 8-K filed on May 21, 2009 with the Securities and Exchange Commission (the “SEC”), as of May 19, 2009, there were 61,539,064 Shares outstanding and 14,231,414 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options. Based on the foregoing, Purchaser believes that the Minimum Tender Condition would be satisfied if 37,885,240 Shares are either validly tendered and not withdrawn prior to expiration of the Offer (as extended) or otherwise beneficially owned by EMC. EMC beneficially owns 2,534,697 Shares representing approximately 4.1% of the outstanding Shares.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Data Domain. Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on Data Domain’s Board of Directors (the “Data Domain Board”) and to seek to have Data Domain consummate a merger or other similar business combination with Purchaser (or one of its subsidiaries). Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve a merger or other business combination without a vote of the Data Domain Board or other stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser will have to seek approval of a merger or other business combination by Data Domain’s stockholders. Approval of a merger or other business combination requires the affirmative vote of holders of a majority of the outstanding Shares. Pursuant to such merger or business combination, outstanding Shares not owned by EMC or its subsidiaries (including Purchaser) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

No appraisal rights are available in connection with the Offer. However, under Delaware Law, if the Offer is ultimately successful and a merger or business combination occurs where outstanding Shares not owned by EMC or its subsidiaries (including Purchaser) are converted into the right to receive cash in an amount to equal to the price per Share provided pursuant to the Offer, stockholders who continue to own their Shares at the time of the merger and fulfill certain other requirements of Delaware Law will have appraisal rights in connection with the merger. See The Offer — Section 12 — “Purchase of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights – Appraisal Rights”.

EMC and Purchaser are seeking to enter into a definitive agreement with Data Domain as to a business combination. Subject to applicable law, Purchaser expressly reserves the right to terminate or amend the Offer (including amending the number of Shares to be purchased, the Offer price and the consideration to be offered in the proposed merger) in connection with discussions relating to a business combination or upon entering into a merger agreement with Data Domain. Purchaser also expressly reserves the right, subject to applicable law, to negotiate or enter into a merger agreement with Data Domain not involving a tender offer, pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by EMC, Purchaser and Data Domain. However, Purchaser’s right to amend the Offer (including amending the number of Shares to be purchased, the Offer price and the consideration to be offered in the proposed merger) would be limited pursuant to the terms of the proposed merger agreement Purchaser and EMC have provided to Data Domain, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by EMC on June 2, 2009. See The Offer — Section 1 – “Terms of the Offer”.

According to publicly available information, Data Domain has never paid a cash dividend on the Shares. If Purchaser acquires control of Data Domain, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Data Domain.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights”. The term “Expiration Date” means 12:00 Midnight, New York City time, on Monday, June 29, 2009, unless extended by Purchaser, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in Section 14 – “Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition and the Antitrust Condition. If any such condition is not satisfied, Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4 – “Withdrawal Rights”, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

EMC and Purchaser are seeking to enter into a definitive agreement with Data Domain as to a business combination. Subject to applicable law, Purchaser expressly reserves the right to terminate or amend the Offer (including amending the number of Shares to be purchased, the Offer price and the consideration to be offered in the proposed merger) in connection with discussions relating to a business combination or upon entering into a merger agreement with Data Domain. Purchaser also expressly reserves the right, subject to applicable law, to negotiate or enter into a merger agreement with Data Domain not involving a tender offer, pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by EMC, Purchaser and Data Domain.

Subject to any applicable rules and regulations of the SEC and entry into the EMC Merger Agreement (as defined in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain – The EMC Merger Agreement”), Purchaser expressly reserves the right (but will not be obligated), in its reasonable discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser expressly reserves the right to (i) terminate or amend the Offer if any of the conditions set forth in Section 14 – “Conditions of the Offer” has not been satisfied or (ii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

Under the terms of the EMC Merger Agreement, Purchaser would not, without the prior written consent of Data Domain (i) decrease the Offer price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer described in Section 14 — “Conditions of the Offer”, (v) modify those conditions in a manner adverse to the holders of Shares, (vi) extend the Offer, except as required or permitted by the terms of the proposed merger agreement or (vii) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares. Further, Purchaser would be required to extend the Offer for one or more periods determined by Purchaser of up to 20 business days per extension if, (i) at any scheduled expiration of the Offer and prior to December 31, 2009 (the “Termination Date”), all of the conditions to the Offer have been satisfied or waived other than: (a) the Antitrust Condition, and EMC’s or Purchaser’s action or failure to take any action required by the EMC Merger Agreement has been the cause of, or resulted in, the Antitrust Condition not being satisfied or (b) the condition set forth in paragraph (ii) of Section 14 – “Conditions of the Offer”; (ii) at any scheduled expiration of the Offer, Data Domain has breached any of its representations, warranties, covenants or agreements contained in the EMC Merger Agreement causing a condition to the Offer to not be satisfied, but such breach can be or has been cured within 30 days after the giving of written notice to Data Domain of such breach and other than such breach, all other conditions to the Offer have been satisfied or waived; or (iii) required by any Law (as would be defined in the EMC Merger Agreement), rule, regulation, interpretation or position of the SEC or the staff thereof or The NASDAQ Global Select Market applicable to the Offer.

In any event, under the EMC Merger Agreement, Purchaser would not be required to extend the Offer at any time when Purchaser is permitted to terminate the EMC Merger Agreement.

There can be no assurance that Purchaser will exercise its right to extend the Offer or that it would be required under the EMC Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights”.

If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If Purchaser makes any other material change in the terms of or information concerning the Offer or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If Purchaser extends the Offer, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in Section 4 – “Withdrawal Rights”. Purchaser’s reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, Purchaser may, but is not obligated to, include a subsequent offering period of between three and 20 business days to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by Purchaser on or before the Expiration Date, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In addition, Purchaser may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

Purchaser does not currently intend to include a Subsequent Offering Period, although Purchaser reserves the right to do so. If Purchaser elects to include or extend a Subsequent Offering Period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

Purchaser is making a request to Data Domain for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment; Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. See Section 14 – “Conditions of the Offer”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right, in its reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of Purchaser’s right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14 – “Conditions of the Offer”. If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 – “Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at DTC), without expense to you, promptly following the expiration or termination of the Offer.

3. Procedure for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion

Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Global Select Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Purchaser’s acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Data Domain, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of EMC, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date. Such Shares may also be withdrawn at any time after July 31, 2009 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Tendering Shares”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of EMC, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after July 31, 2009 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a Subsequent Offering Period (as described in more detail in Section 1 – “Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5. Certain Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to holders of Shares with respect to the disposition of Shares pursuant to the Offer. It addresses only holders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of any class of Data Domain stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (b) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not an entity classified as a partnership for U.S. federal tax purposes.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

U.S. Holders.

A U.S. Holder that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of Shares in which the U.S. Holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. Holders should consult their own tax advisors regarding such limitations.

Non-U.S. Holders.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Information Reporting and Backup Withholding Tax.

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on proceeds received on the disposition of Shares pursuant to the Offer. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6. Price Range of Shares; Dividends

According to Data Domain’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Data Domain 10-K”), the Shares traded on The NASDAQ Global Market under the symbol “DDUP” from June 27, 2007, the date of Data Domain’s initial public offering, through January 1, 2009, and have traded on The NASDAQ Global Select Market since January 2, 2009. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The NASDAQ Global Select Market as reported in the Data Domain 10-K with respect to periods occurring in 2007 and 2008 and as reported by published financial sources with respect to periods occurring in 2009:

Fiscal Year	High	Low
2007:
Second Quarter (from June 27, 2007)	$25.40	$19.94
Third Quarter	$32.73	$21.47
Fourth Quarter	$41.14	$23.86
2008:
First Quarter	$26.49	$18.93
Second Quarter	$25.16	$20.00
Third Quarter	$23.93	$19.30
Fourth Quarter	$22.46	$14.83
2009:
First Quarter	$19.34	$10.39
Second Quarter (through June 1, 2009)	$26.35	$12.18

According to publicly available information, Data Domain has never paid a cash dividend on the Shares. If Purchaser acquires control of Data Domain, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Data Domain.

On June 1, 2009, the last full trading day before the announcement of Purchaser’s intention to commence the Offer, the last reported sales price of the Shares reported on The NASDAQ Global Select Market was $ 26.35 per share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Shares. If the merger of Data Domain and Purchaser (or one of its subsidiaries) is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if such merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in The NASDAQ Global Select Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in The NASDAQ Global Select Market, the market for the Shares could be adversely affected. According to The NASDAQ Global Select Market’s published guidelines, the Shares would not meet the criteria for continued

inclusion in The NASDAQ Global Select Market if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing on The NASDAQ Global Select Market will be discontinued.

If The NASDAQ Global Select Market were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Data Domain to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Data Domain to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Data Domain and persons holding “restricted securities” of Data Domain may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on The NASDAQ Global Select Market. Purchaser intends to seek to cause Data Domain to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Data Domain

The information concerning Data Domain contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of EMC, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Data Domain to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to EMC, Purchaser, the Information Agent or the Depositary.

According to the Data Domain 10-K, Data Domain was incorporated in Delaware in October 2001. Data Domain completed its initial public offering on June 27, 2007. The principal executive offices of Data Domain are located at 2421 Mission College Blvd., Santa Clara, California 95054 and its telephone number is (408) 980-4800. Its website address is www.datadomain.com. According to the Data Domain 10-K, Data Domain is a leading provider of storage solutions for backup and archive applications based on deduplication technology.

Data Domain’s deduplication storage systems are designed to deliver reliable, efficient, and cost-effective solutions that enable enterprises of all sizes to manage, retain and protect their data. Data Domain’s products and services are designed to meet the demands of data protection for enterprise backup and archive applications.

Additional Information. Data Domain is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Data Domain is required to disclose in such proxy statements certain information, as of particular dates, concerning Data Domain’s directors and officers, their remuneration, stock options granted to them, the principal holders of Data Domain’s securities and any material interest of such persons in transactions with Data Domain. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of such material can also be obtained free of charge at the web site maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning Purchaser and EMC

Purchaser is a Delaware corporation incorporated on June 1, 2009, with principal executive offices at 176 South Street, Hopkinton, Massachusetts 01748. The telephone number of Purchaser’s principal executive offices is (508) 435-1000. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a wholly owned subsidiary of EMC.

EMC is a Massachusetts corporation incorporated in 1979, with principal executive offices at 176 South Street, Hopkinton, Massachusetts 01748. The telephone number of EMC’s principal executive offices is (508) 435-1000. EMC develops, delivers and supports the information technology industry’s broadest range of information infrastructure technologies and solutions. EMC’s Information Infrastructure business supports customers’ information lifecycle management strategies and helps them build information infrastructures that store, protect, optimize and leverage their vast and growing quantities of information. EMC’s Information Infrastructure business consists of three segments — Information Storage, Content Management and Archiving, and RSA Information Security. EMC’s VMware Virtual Infrastructure business, which is represented by a majority equity stake in VMware, Inc., is the leading provider of virtualization solutions that separate the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of EMC and Purchaser and certain other information are set forth on Schedule I hereto.

EMC made the following purchases of Shares through ordinary brokerage transactions at prevailing market prices:

Date of Transaction	Number of Shares Purchased	Price per Share Paid
May 29, 2009	1,080,000	$25.1725
June 1, 2009	1,454,697	$25.9942

EMC beneficially owns 2,534,697 Shares. According to the NetApp Merger Agreement filed with Data Domain’s Form 8-K filed on May 21, 2009 with the SEC, as of May 19, 2009, there were 61,539,064 Shares outstanding and 14,231,414 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options. Based on the foregoing, the Shares that EMC beneficially owns represent approximately 4.1% of the outstanding Shares.

None of EMC, Purchaser or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I: (i) none of EMC, Purchaser or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of EMC, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Data Domain; (ii) none of EMC, Purchaser or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Data Domain during the past 60 days; (iii) none of EMC, Purchaser, their subsidiaries or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Data Domain (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of EMC, Purchaser, their subsidiaries or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Data Domain or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of EMC, Purchaser, their subsidiaries or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Data Domain or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Data Domain’s securities, an election of Data Domain’s directors or a sale or other transfer of a material amount of assets of Data Domain.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in a subsequent merger, and (iv) EMC has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in a subsequent merger.

Additional Information. EMC is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. EMC is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with EMC. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Data Domain in Section 8 – “Certain Information Concerning Data Domain – Additional Information”.

10. Source and Amount of Funds

EMC currently owns 2,534,697 Shares. EMC estimates that the net aggregate cost to EMC of acquiring the additional Shares, including related fees and expenses, is approximately $1.8 billion. As of April 30, 2009, EMC had cash and cash equivalents and short-term investments in the amount of approximately $7.1 billion. EMC expects to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer. The Offer is not conditioned upon any financing arrangements.

11. Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain

Background of the Offer. As part of the continuous evaluation of its businesses and plans, EMC regularly considers a variety of strategic options and transactions.

In early May 2009, EMC and Data Domain arranged a meeting between Joe Tucci, EMC’s Chairman, President and Chief Executive Officer and Frank Slootman, Data Domain’s President and Chief Executive Officer. At the meeting, EMC intended to discuss the possibility of a business combination with Data Domain. However, the meeting was cancelled by Data Domain.

On May 20, 2009, Data Domain announced that it had entered into a definitive agreement to be acquired by NetApp for consideration of approximately $25.00 per share, consisting of $11.45 in cash, and approximately $13.55 in NetApp common stock.

In the afternoon of June 1, 2009, Mr. Tucci telephoned Mr. Slootman to inform him of EMC’s intent to commence the Offer. After that telephone conversation, and immediately preceding EMC’s issuance of a press release announcing its intention to commence the Offer, Mr. Tucci delivered, along with the EMC Merger Agreement, the following letter addressed to Mr. Slootman:

June 1, 2009

Mr. Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, California 95054

Dear Frank:

On behalf of EMC, I am pleased to submit to you and your Board of Directors a proposal to acquire Data Domain which is substantially superior to the NetApp proposal. We are highly impressed with your business and your team, and we are confident that a business combination will deliver substantial benefits to your company’s stockholders, customers, employees and partners. We are disappointed that we were not given an opportunity to explore a business combination prior to the announcement of your proposed transaction with NetApp, particularly since I believe you should have been aware of our interest.

EMC proposes to acquire all outstanding Data Domain common stock for $30.00 per share in cash. This price represents a 20% premium to NetApp’s cash and stock offer and is a Superior Proposal as defined in your merger agreement with NetApp. The Board of EMC has unanimously approved this proposal.

EMC’s proposal is not subject to any financing or due diligence contingency, and we will use existing cash balances to finance the transaction.

In order to consummate this transaction quickly, we intend to effect a first step tender offer for all outstanding Data Domain common stock followed by a second step merger for any remaining shares. We are enclosing with this letter a form of agreement to effect our proposed transaction which is substantially identical to the agreement between you and NetApp except as to our superior price and except for changes reflecting our faster two-step structure. We are prepared to execute this agreement immediately upon your Board of Directors’ determination that EMC has made a Superior Proposal as provided in the merger agreement with NetApp. We are utilizing the two-step structure to enable us to pay Data

Domain’s stockholders as quickly as possible after signing a definitive agreement, and to further expedite this timing, we are promptly commencing the tender offer. Consistent with the terms of your agreement with NetApp, we expect to follow the process set forth in the Annex to this letter to enter into a signed agreement with Data Domain as quickly as possible.

In comparison to your proposed transaction with NetApp, EMC’s proposal represents a far superior alternative for your stockholders.

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	As an all cash offer, EMC’s proposal offers greater certainty of value.

•	With a tender offer structure, EMC’s transaction offers a faster time to close.

A transaction with EMC also represents a far more compelling alternative to your customers, employees and partners. For example:

•

The customer use cases for Data Domain’s data deduplication technologies and EMC’s existing data deduplication technologies are generally distinct. The combination of Data Domain’s leading target-based deduplication technologies and EMC’s leading source-based deduplication technologies will allow the combined company to address the broad range of customers’ data protection needs in a unified and complementary way. The marketplace for storage software solutions is complex, dynamic and highly competitive. Having superior deduplication technology solutions that combine the strengths of Data Domain and EMC in this storage software marketplace will help customers better achieve their needs as the market continues to evolve.

•

EMC’s world-class sales organization of approximately 9,000 professionals in over 400 offices around the globe, its extensive network of several thousand partners and its strong relationships with many of the premier enterprises worldwide will dramatically accelerate the deployment of Data Domain’s solutions.

•

The combination of Data Domain’s and EMC’s technologies will provide the basis for the next-generation of disk-based back-up and archiving solutions for customers by providing functionally superior and cost-effective alternatives to tape-based information backup.

•

Next-generation disk-based back-up and archiving solutions represent key enabling technologies for the build-out and customer use of true high-reliability cloud computing infrastructures for both enterprises’ own virtualized data centers (“private” clouds) and third party providers (“public” clouds).

We will maintain the senior management team under your leadership and operate Data Domain as a product division within EMC. As a part of EMC, Data Domain will have access to EMC’s superior global resources and we will enhance this division with additional EMC technology, products and capital. The combination with EMC represents a unique opportunity for your management team and employees to benefit from the greater resources of EMC and to become important leaders within a larger organization committed to leadership in next-generation information infrastructure solutions.

EMC has a long and distinguished track record of skillfully acquiring and integrating leading technology companies. Because of our considerable experience, I am confident that we can successfully integrate our companies, retain the talented employees of Data Domain and realize the full potential of this combination.

We look forward to executing the definitive agreement attached.

Very truly yours,

/s/ Joseph M. Tucci
Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation

ANNEX

Summary of the Prompt Process to Enter into a Signed Agreement with EMC

•	EMC is delivering with this offer a definitive merger agreement to acquire all outstanding Data Domain common stock at $30.00 per share in cash.

•

This definitive merger agreement is substantially identical to the Data Domain/NetApp merger agreement already found acceptable to Data Domain’s Board of Directors, with no material changes other than our superior price except those changes necessary to accommodate a first-step tender offer which will expedite payment to Data Domain stockholders.

•

EMC is prepared to execute the merger agreement immediately upon Data Domain’s Board of Directors’ determination that EMC has made a Superior Proposal, as provided in the NetApp merger agreement. EMC’s merger agreement will then be subject to acceptance by Data Domain’s Board of Directors taking the necessary corporate action to authorize its execution on behalf of Data Domain, and such execution occurring.

•

EMC is not seeking any review of information from Data Domain in advance of Data Domain accepting EMC’s merger agreement, beyond what is publicly available, including what is reflected in the representations and warranties contained in the Data Domain/NetApp merger agreement. Nor is EMC requesting that Data Domain enter into discussions or negotiations with EMC. Accordingly, there is no need for EMC to enter into a confidentiality and standstill agreement with Data Domain.

•

Upon receipt of the EMC merger agreement, Data Domain’s Board of Directors will review it and, given its terms relative to the Data Domain/NetApp merger agreement, will determine that it constitutes a Superior Proposal and that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties.

•	In connection with considering whether EMC’s merger agreement is a Superior Proposal, Data Domain will comply with all notice requirements under the Data Domain/NetApp merger agreement.

•

Upon determining that EMC’s merger agreement constitutes a Superior Proposal, Data Domain’s Board of Directors will immediately give NetApp five business days’ written notice of the details of EMC’s proposal and that Data Domain’s

Board of Directors intends to terminate the Data Domain/NetApp merger agreement in favor of the EMC transaction.

•

At the end of the notice period, unless NetApp has made a proposal at least as favorable to Data Domain as the EMC merger agreement, Data Domain will determine that EMC’s offer continues to constitute a Superior Proposal and that the failure to terminate the NetApp merger agreement is reasonably likely to be a breach of its Board’s fiduciary duties under Delaware law and concurrently (1) terminate the Data Domain/NetApp merger agreement, (2) execute the EMC merger agreement and (3) pay to NetApp the termination fee.

•	EMC will continue its tender offer as provided in the merger agreement and the terms and conditions of the tender offer.

The EMC Merger Agreement. It is a condition to the Offer that Data Domain enter into a merger agreement with EMC and Purchaser. In connection with this Offer and EMC’s proposed acquisition of Data Domain, EMC delivered to Data Domain, together with the letter to Mr. Slootman, its Chief Executive Officer, a form of Agreement and Plan of Merger that EMC is prepared to sign (the “EMC Merger Agreement”).

This section of the Offer to Purchase describes certain provisions of the EMC Merger Agreement but does not purport to describe all of the terms of the EMC Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by EMC on June 2, 2009 and is incorporated herein by reference. You are urged to read the full text of the EMC Merger Agreement because, if EMC and Data Domain enter into the EMC Merger Agreement, it would be the legal document that governs the Offer and the Merger. The EMC Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 – “Certain Information Concerning Purchaser and EMC – Additional Information”.

The EMC Merger Agreement is substantially identical to the NetApp Merger Agreement except as to the superior price offered by EMC and except that it provides for EMC’s acquisition of Data Domain to be effected by consummation of the Offer followed by the merger of Data Domain and Purchaser. The EMC Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger”, Purchaser will be merged with and into Data Domain (the “Merger”), and each then outstanding Share (other than Shares owned directly by EMC, Purchaser or Data Domain in treasury, or the Shares that are held by stockholders, in each case, if any, who are entitled to and who properly exercise appraisal rights under Delaware Law) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest thereon.

The Offer. The EMC Merger Agreement provides that the Offer would be conducted on the terms and subject to the conditions described in Section 1 – “Terms of the Offer” and Section 14 – “Conditions of the Offer”.

The EMC Merger Agreement would provide that Purchaser would amend the Offer and that the expiration of the Offer would be no sooner than the tenth Business Day following such amendment. The EMC Merger Agreement would further provide that Data Domain would file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that will comply in all material respects with the provisions of the Exchange Act and all other applicable law.

Recommendation. Under the terms of the EMC Merger Agreement, Data Domain would represent to EMC and Purchaser in the EMC Merger Agreement that the Data Domain Board has (a) determined that the EMC Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, Data Domain and its stockholders, (b) adopted and approved the EMC Merger Agreement, including the “agreement of merger” (as such term is used in Delaware Law) contained therein, and (c) resolved to recommend that Data Domain’s stockholders accept the Offer and adopt the “agreement of merger” set forth in the EMC Merger Agreement.

Vote Required to Adopt Merger. Delaware Law requires, among other things, that any plan of merger or consolidation of Data Domain must be, if the “short-form” merger procedure described below is not available, approved by the Data Domain Board and adopted by the holders of Data Domain’s outstanding voting securities. The Data Domain Board has not yet approved the EMC Merger Agreement, the Offer or the Merger, nor have Data Domain’s stockholders adopted the EMC Merger Agreement, as required if such “short-form” merger procedure is not available. Under Delaware Law, if stockholder adoption of the EMC Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the outstanding Shares. If Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Data Domain.

EMC and Purchaser would agree in the EMC Merger Agreement that, unless EMC and Purchaser effect a short-form merger pursuant to Delaware Law, Data Domain would hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. EMC and Purchaser would agree under the EMC Merger Agreement that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by EMC or Purchaser or any of their respective controlled affiliates will be voted in favor of the Merger.

Delaware Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without the approval of the stockholders of the parent or the subsidiary. Accordingly, if, as a result of the Offer or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser could effect the Merger without prior notice to, or any action by, any other stockholder of Data Domain. The EMC Merger Agreement would provide that, if following consummation of the Offer or any subsequent offering period EMC, Purchaser or any other subsidiary of EMC holds at least 90 percent of the outstanding shares of each class of capital stock of Data Domain, each of EMC, Purchaser and Data Domain would, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without action of the stockholders of Data Domain.

Representations and Warranties. The EMC Merger Agreement would provide that Data Domain would make customary representations and warranties to EMC and Purchaser with respect to, among other matters, its organization and standing, corporate approvals, non-contravention, required consents, capitalization, subsidiaries, public filings, financial statements and controls, no undisclosed liabilities, absence of certain changes (including no material adverse effect on Data Domain), compliance with laws and orders, permits, litigation, material contracts, taxes, employee benefits, labor intellectual property, insurance and certain compensation matters. Each of EMC and Purchaser would make customary representations and warranties to Data Domain in the EMC Merger Agreement with respect to, among other matters, organization and standing, corporate approvals, non-contravention, required consents, capitalization, public filings, financial statements, no undisclosed liabilities, litigation and financing.

Conditions to the Merger. The EMC Merger Agreement would provide that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) if required by applicable law, the EMC Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (ii) any and all waiting periods (and extensions thereof) applicable to the transactions contemplated by the EMC Merger Agreement under the HSR Act shall have expired or been terminated and all required approvals or consents under any antitrust or competition laws of foreign jurisdictions, shall have been obtained; (iii) no Governmental Authority (as defined in the EMC Merger Agreement) shall have (a) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger or the transactions contemplated by the EMC Merger Agreement any Law (as defined in the EMC Merger Agreement) that is in effect and has the effect of making the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Merger, or (b) issued or granted, or threatened to issue or grant, any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any person or its property under applicable Laws (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the Merger; (iv) there shall not be pending, nor shall any Governmental Authority have notified EMC or Data Domain of its intent to commence, any suit, action or proceeding by any Governmental Authority of competent jurisdiction against EMC, Purchaser, Data Domain or any of their respective subsidiaries (a) seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by the EMC Merger Agreement or (b) seeking to prohibit or impose any limitations on the ownership or operation by EMC (or any of its subsidiaries) of all or any portion of the businesses or assets of Data Domain or any of its subsidiaries, or to compel EMC, Data Domain or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Data Domain or any of its subsidiaries; and (v) Purchaser (or EMC on Purchaser’s behalf) shall have previously accepted for payment and paid for Shares pursuant to the Offer and not withdrawn.

Charter and Bylaws. Pursuant to the terms of the EMC Merger Agreement, at the effective time of the Merger (the “Effective Time”), the restated certificate of incorporation of Data Domain would be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time (except that Article I of the amended certificate of incorporation shall read as follows: “The name of the Corporation is Data Domain, Inc.”). Also at the Effective Time, the amended and restated bylaws of Data Domain would be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that such bylaws will be amended to reflect that the name of the surviving corporation will be Data Domain, Inc.

Conversion of Shares. Pursuant to the terms of the EMC Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Data Domain, owned by EMC, Purchaser or any wholly-owned subsidiary of EMC or Data Domain, or held by stockholders who properly demand and perfect appraisal rights under Delaware Law) would, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the consideration to be paid in the Merger, which consideration would equal the Offer price, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of Data Domain and each Share owned by EMC, Purchaser or any wholly-owned subsidiary of EMC or Data Domain would be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time would, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Termination of the EMC Merger Agreement. The EMC Merger Agreement would be able to be terminated at any time prior to the Effective Time, whether before or after adoption of the EMC Merger Agreement by the stockholders of Data Domain:

(a)	by mutual written consent of EMC and Data Domain;

(b)	by either EMC or Data Domain if:

(i)	the date Purchaser first purchases the Shares pursuant to the Offer (the “Purchase Time”) has not occurred prior to 11:59 p.m. (California time) on the Termination Date; provided, however, that, if the conditions to the Offer set forth in clauses (i) or (ii) of Section 14 – “Conditions of the Offer” or the Antitrust Condition will not have expired or been terminated prior to the Expiration Date, but all other conditions would be satisfied if the Purchase Time were to occur on such date, then the Termination Date shall be extended to March 30, 2010, provided, however that the right to terminate the EMC Merger Agreement pursuant to this paragraph (b)(i) would not be available to any party whose action or failure to take any action has been the cause of, or resulted in, any of the conditions to the Merger having failed to be satisfied on or before the Termination Date;

(ii)	at any time prior to the Purchase time, any Governmental Authority of competent jurisdiction (A) shall have enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect at the time of such termination and renders the Merger illegal in the United States or any state thereof, or (B) shall have issued or granted any final, non-appealable Order (as would be defined in the EMC Merger Agreement) that is in effect and has the effect of making the consummation of the Merger illegal in the United States or any state thereof, or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or any state thereof; or

(iii)	the Offer shall have expired in accordance with its terms without the Purchase Time having occurred;

(c)	by Data Domain, provided that Data Domain is not then in material breach of any covenant or agreement of Data Domain in the EMC Merger Agreement and prior to the Purchase Time, if EMC has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the EMC Merger Agreement and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to EMC of such breach;

(d)	by EMC, provided that EMC is not then in material breach of any covenant or agreement of EMC in the EMC Merger Agreement and prior to the Purchase Time, if Data Domain has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained in the EMC Merger Agreement causing a condition to the Offer not to be satisfied and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Data Domain of such breach;

(e)	by EMC, prior to the Purchase Time, in the event that:

(i)	Data Domain has breached, in any material respect, its non-solicitation covenant (other than an inadvertent breach that does not result in an acquisition proposal) or its covenant that the Data Domain Board make a recommendation to the stockholders that they adopt the EMC Merger Agreement at Data Domain’s stockholder meeting;

(ii)	the Data Domain Board or any committee thereof shall have effected a change in recommendation, for any reason, with respect to the EMC Merger Agreement;

(iii)	Data Domain fails to include the Data Domain Board’s recommendation of the EMC Merger Agreement in the Solicitation/Recommendation filed on Data Domain’s Schedule 14d-9 or any amendment thereto;

(iv)	a tender or exchange offer is commenced by a third party, and Data Domain fails to issue, within 10 days, a public statement reaffirming the Data Domain Board’s recommendation of the EMC Merger Agreement and recommending that stockholders reject the tender or exchange offer, or after 10 days, issues a press release that fails to reaffirm the Data Domain Board’s recommendation of the EMC Merger Agreement and recommends that stockholders reject the tender or exchange offer; or

(v)	Data Domain fails to issue a public statement reaffirming the Data Domain Board’s recommendation of the EMC Merger Agreement within 10 days of EMC’s request in writing that such recommendation be reaffirmed;

(f)	by Data Domain, prior to the Purchase Time, if all of the following occur:

(i)	Data Domain receives an unsolicited acquisition proposal in writing and determines in good faith, after consultation with its financial advisor and outside legal counsel, that it is a Superior Proposal (as defined below);

(ii)	none of Data Domain or any of its subsidiaries or representatives has breached its non-solicitation covenant in connection with such Superior Proposal;

(iii)	the Data Domain Board determines that, in light of such Superior Proposal, the failure to terminate the EMC Merger Agreement would constitute a breach of the Data Domain Board’s fiduciary duties to Data Domain stockholders under Delaware Law;

(iv)	the Data Domain Board gives EMC at least five days prior written notice of the identity of the person making such Superior Proposal and all of its material terms and conditions and of the Data Domain Board’s intention to terminate the EMC Merger Agreement in response to the Superior Proposal, and has given EMC the opportunity to meet with the Data Domain Board and discuss in good faith the Superior Proposal and the terms and conditions of the EMC Merger Agreement and any modifications of the terms and conditions of the EMC Merger Agreement that EMC may propose in response to the Superior Proposal;

(v)	after the foregoing five day period, EMC shall not have made a proposal at least as favorable as such Superior Proposal, and the Data Domain Board continues to determine that such proposal continues to constitute a Superior Proposal and so the failure to terminate the EMC Merger Agreement in favor of the Superior Proposal would constitute a breach of the Data Domain Board’s fiduciary duties under Delaware Law; and

(vi)	concurrently with the termination of the EMC Merger Agreement, Data Domain enters into a definitive agreement for a Superior Proposal and pays EMC a fee equal to $57,000,000.

The EMC Merger Agreement defines the term “Superior Proposal” as any unsolicited written offer or proposal (that has not been withdrawn) for a transaction or a series of related transactions providing for the acquisition of all of the outstanding voting securities of Data Domain which the Data Domain Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) is more favorable to Data Domain’s stockholders (in their capacity as such) than the Offer, the Merger and the other transactions contemplated by the EMC Merger Agreement, in each case taking into consideration, in addition to any other factors determined by the Data Domain Board to be relevant, (i) all financial considerations relevant thereto, including conditions in the financial and credit markets, (ii) the identity of the person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof on Data Domain, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the Data Domain Board, and (v) any proposal made by EMC in connection therewith or response thereto.

Takeover Proposals. The EMC Merger Agreement would provide that Data Domain and its subsidiaries would, and would cause each of their respective representatives to, immediately cease any and all existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal (as defined below) or Acquisition Transaction (as defined below).

The EMC Merger Agreement would further provide that at all times from the date of execution of the EMC Merger Agreement and continuing until the earlier to occur of the termination of the EMC Merger Agreement pursuant to its terms and the earlier of (a) such time as designees of EMC constitute at least a majority of the Data Domain Board and (b) the Effective Time, Data Domain shall not, and Data Domain shall cause its subsidiaries not to, and Data Domain shall not authorize or permit any of its, any of its subsidiaries or any of their respective representatives to, directly or indirectly:

(i)	solicit, initiate or knowingly encourage or facilitate or knowingly induce any inquiry with respect to, or the making, submission or announcement of, an Acquisition Proposal or an Acquisition Transaction;

(ii)	furnish to any person (other than EMC, Purchaser or any designees of EMC or Purchaser) any non-public information relating to Data Domain or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Data Domain or any of its subsidiaries to any person (other than EMC, Purchaser or any designees of EMC or Purchaser), or take any other action, in each case in a manner that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal or an Acquisition Transaction;

(iii)	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal or an Acquisition Transaction;

(iv)	approve, endorse or recommend an Acquisition Proposal or an Acquisition Transaction;

(v)	enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to an Acquisition Proposal or an Acquisition Transaction (other than a confidentiality and “standstill” agreement pursuant to and in accordance with the provisions of the EMC Merger Agreement);

(vi)	terminate, amend or waive any material rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the material terms of) any confidentiality or “standstill” or other similar agreement between Data Domain or any of its subsidiaries and any other person;

(vii)	take any action to exempt any person, other than EMC and Purchaser, from Section 203 of the Delaware law or any other applicable anti-takeover laws; or

(viii)	agree with a third party to do any of the foregoing, or propose to third parties (including Data Domain stockholders) to do any of the foregoing other than pursuant to and in accordance with the terms of the EMC Merger Agreement.

Notwithstanding the foregoing, the EMC Merger Agreement would provide that at any time prior to the Purchase Time, the Data Domain Board could, directly or indirectly through advisors, agents or other intermediaries, (a) engage or participate in discussions or negotiations with any person that has made (and not withdrawn) an unsolicited Acquisition Proposal in writing after the date of execution of the EMC Merger Agreement, and/or (b) furnish or make available to any person that has made (and not withdrawn) an unsolicited Acquisition Proposal in writing after the date of execution of the EMC Merger Agreement, any non-public information relating to Data Domain or any of its subsidiaries; provided, however, Data Domain may take any action contemplated by the foregoing clauses (a) or (b) if and only if all of the following conditions have been satisfied prior to taking such action (and continue to be satisfied at all times during which any of the foregoing actions are being taken):

(i)	the Data Domain Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) the Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal and (B) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to Data Domain’s stockholders under Delaware Law;

(ii)	none of Data Domain, any of its subsidiaries or any of their respective representatives shall have breached or violated in any material respect the terms of the takeover proposal provisions of the EMC Merger Agreement in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made by any person (or any affiliate or agent thereof) making such Acquisition Proposal;

(iii)

Data Domain shall have entered into a confidentiality and “standstill” agreement with such person, (A) the terms of which are no less favorable to Data Domain than those contained in the Confidentiality Agreement between Data Domain and NetApp (as such agreement was in effect on the date the EMC Merger Agreement was first executed) and (B) the “standstill” provisions of which do not include a “sunset”, “fall-away” or other similar exception that would result in the “standstill” provisions becoming inapplicable at any time prior to the valid termination of the EMC Merger Agreement in accordance with its terms;

(iv)	Data Domain shall have given EMC’s Chief Executive Officer at least 24 hours prior written notice of (A) its intent to take the action permitted by the EMC Merger Agreement and (B) the identity of the person(s) making the Acquisition Proposal forming the basis for taking the action, and (C) all of the material terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, prior to taking any action with respect to such person, Data Domain shall have given EMC a copy of such Acquisition Proposal and all related agreements, commitment letters and other material documents constituting such Acquisition Proposal provided or otherwise furnished by the person(s) making such Acquisition Proposal in connection therewith); and

(v)	prior to or contemporaneously with furnishing any non-public information to such person, Data Domain shall have furnished or made available such non-public information to EMC (to the extent such information has not been previously furnished or made available by Data Domain to EMC).

In addition to the obligations of Data Domain described in the preceding two paragraphs, the EMC Merger Agreement would provide that Data Domain would promptly, and in all cases within 48 hours of its receipt, advise EMC in writing of the receipt by Data Domain, any of its subsidiaries or any of their respective representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry (and all related agreements, commitment letters and other documents constituting or relating to such Acquisition Proposal or otherwise furnished by the person(s) making such Acquisition Proposal in connection therewith), and the identity of the person or group making any such Acquisition Proposal, request or inquiry. At all times from and after Data Domain’s, any of its subsidiaries’ or any of their respective representative’s receipt thereof, Data Domain would keep EMC reasonably informed of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. The EMC Merger Agreement would further provide that Data Domain would provide EMC with at least 24 hours prior written notice (or any shorter period of advance notice provided to members of the Data Domain Board) of a meeting of the Data Domain Board (or any committee thereof) at which the Data Domain Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction.

The EMC Merger Agreement defines the term “Acquisition Proposal” as any indication of interest, offer or proposal relating to an Acquisition Transaction from any person other than EMC or any of its affiliates.

The EMC Merger Agreement defines the term “Acquisition Transaction” as any transaction or series of related transactions (other than a transaction with EMC or any of its affiliates) involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) from Data Domain of 15% or more of the total outstanding equity interests in or voting securities of Data Domain, or any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding equity interests in or voting securities of Data Domain; (ii) any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more direct or indirect subsidiaries of Data Domain, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving Data Domain or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole, pursuant to which the stockholders of Data Domain (as a group) or such Subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in or voting securities of the surviving or resulting entity of such transaction; (iv) any direct or indirect sale, transfer or disposition of assets (other than in the ordinary course of business) of Data Domain or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole; or (v) any combination of the foregoing transactions that results in one of the effects referenced in clause (i) or (ii) above.

Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the EMC Merger Agreement would be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

The EMC Merger Agreement would provide that Data Domain would pay to EMC $57,000,000 in the event that (a) following the execution of the EMC Merger Agreement and prior to the Purchase Time, an Acquisition Proposal shall have been publicly announced or shall have become generally publicly known (and not withdrawn, unless such Acquisition Proposal is withdrawn within 10 business days of any scheduled expiration of the Offer, in which case such withdrawal shall be disregarded for purposes of this provision), (b) the EMC Merger Agreement is validly terminated pursuant to clause (b)(iii) of “Termination of the EMC Merger Agreement” above and at the time of the expiration of the Offer the Minimum Tender Condition had not been satisfied, and (c) within 12 months following the valid termination of this Agreement pursuant to clause (b)(iii) of “Termination of the EMC Merger Agreement” above and at the time of the expiration of the Offer the Minimum Tender Condition had not been satisfied, either (i) an Acquisition Transaction is consummated (whether or not related to the Acquisition Proposal referenced in the preceding clause (a)), or (ii) Data Domain enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (a)) and such Acquisition Transaction is consummated (whether or not within the preceding 12 month period).

The EMC Merger Agreement would also provide that Data Domain would pay to EMC $57,000,000 in the event that (a) following the execution and delivery of the EMC Merger Agreement and prior to the valid termination of the EMC Merger Agreement pursuant to clause (b)(i) of “Termination of the EMC Merger Agreement”, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to Data Domain, (b) the EMC Merger Agreement is validly terminated pursuant to clause (b)(i) of “Termination of the EMC Merger Agreement”, and (c) within 12 months following the valid termination of the EMC Merger Agreement pursuant to clause (b)(i) of “Termination of the EMC Merger Agreement”, either (i) an Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (a)) is consummated, or (ii) Data Domain enters into a letter of intent, memorandum of understanding or other contract providing for any Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (a)) and such Acquisition Transaction is consummated (whether or not within the preceding 12 month period).

The EMC Merger Agreement would further provide that in the event of its valid termination pursuant to (a) clause (b)(iii) of “Termination of the EMC Merger Agreement” above, and such termination is preceded by the occurrence of any of the events referenced in clauses (e)(ii)-(v) of “Termination of the EMC Merger Agreement” above or (b) clause (e) of “Termination of the EMC Merger Agreement” above, Data Domain would pay to EMC $57,000,000 upon demand by EMC. The EMC Merger Agreement would also provide that in the event of its valid termination pursuant to clause (f) of “Termination of the EMC Merger Agreement” above, Data Domain, as a condition to such termination, would pay $57,000,000 to EMC.

The EMC Merger Agreement would also provide that in the event of its valid termination pursuant to clause (f) of “Termination of the EMC Merger Agreement” above, as a condition to such termination, Data Domain would pay to EMC $57,000,000.

The EMC Merger Agreement would also provide that in the event of its valid termination pursuant to clause (b)(iii) of “Termination of the EMC Merger Agreement” above and at the time of the expiration of the Offer the Minimum Tender Condition had not been satisfied, Data Domain would pay to EMC all of EMC’s out-of-pocket fees and expenses (including legal and other third party advisors fees and expenses) incurred by EMC and its affiliates on or prior to the valid termination of the EMC Merger Agreement in connection with the transactions contemplated by the EMC Merger Agreement, but in no event more than $3,000,000.

Solely for purposes of any fees payable as summarized in this “Fees and Expenses; Termination Fee” section, the terms “Acquisition Proposal” and “Acquisition Transaction” would have the same meaning as described in “Takeover Proposals” above, respectively, except that all references therein to 15% would be deemed to be references to 50% and the reference therein to 85% would be deemed to be a reference to 50%.

Approval of Compensation Actions. The EMC Merger Agreement would provide that all compensation arrangements that Data Domain or any of it subsidiaries make prior to the Expiration Date, including any payments that made and any benefits granted according to employment compensation, severance and other employee benefit plans of Data Domain and its subsidiaries, would (a) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing (and matters incidental thereto) and (b) would not be calculated based on the number of Shares tendered or to be tendered into the Offer. Moreover, Data Domain (acting through the compensation committee of the Data Domain Board) would take such steps as may be required so that, prior to the Expiration Date: (i) the adoption, approval, amendment or modification of each such arrangement would be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of Data Domain in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d-10(d)(2) under the Exchange Act would be otherwise applicable thereto as a result of the taking prior to the Expiration Date all necessary actions by the Data Domain Board, the compensation committee of the Data Domain Board or its independent directors.

Conduct of Business by Data Domain. The EMC Merger Agreement would obligate Data Domain, from the date of execution of the EMC Merger Agreement to the earlier of the time when designees of EMC first constitute at least a majority of the Data Domain Board and the Effective Time, to carry on its business in the ordinary course in all material respects in substantially the same manner as previously conducted and in material compliance with all applicable Laws, use commercially reasonable efforts, consistent with its past practice and policies, to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings. The EMC Merger Agreement also contains specific restrictive covenants as to certain activities of Data Domain prior to the Effective Time which would provide that Data Domain would not, and that it would cause its subsidiaries to not, take certain actions without the prior written consent of EMC including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, declaring or paying any dividends, reclassifying or redeeming its securities, proposing or adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Data Domain or its subsidiaries, incurring or guaranteeing indebtedness for borrowed money, making acquisitions or investments or forming joint ventures, entering into or amending any employment, severance or similar agreements, increasing or decreasing compensation, paying any bonus or similar compensation, forgiving any loans to any employees, officers or directors, making any deposits or contributions of cash or other property to, or take any other action to fund, or in any other way secure the payment of compensation or benefits under the employee plans, acquiring, leasing or licensing property or assets in excess of $5,000,000 in the aggregate per fiscal quarter or selling, leasing, licensing or disposing of any property or assets with a net book value in excess of $100,000 in any individual transaction, entering into, extending or amending any collective bargaining agreement, changing accounting principles or practices, making or changing tax elections that would be reasonably expected to adversely affect tax liability, settling any material tax liability, entering into or amending certain intellectual property agreements, granting or divesting certain intellectual property rights, making or authorizing capital expenditures, settling litigation or claims, revaluing property or assets, entering into, amending or terminating material contracts, entering into or amending any lease or sublease with a term in excess of six months, or agreeing to take any of the foregoing actions. In addition, Data Domain would agree not to commence any action which would materially impair Data Domain’s ability to consummate the transactions contemplated by the EMC Merger Agreement or materially delay the consummation of the Offer or the Merger and the other transactions contemplated by the EMC Merger Agreement.

Board of Directors. The EMC Merger Agreement would provide that promptly upon the purchase by Purchaser of at least a majority of the Shares pursuant to the Offer, Purchaser could designate such number of directors on the Data Domain Board as would give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Data Domain Board equal to the product of: (a) the total number of directors on the Data Domain Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that such number of Shares so purchased bears to the total number of Shares outstanding. Under the EMC Merger Agreement, subject to applicable law, Data Domain would agree to take all action requested by EMC necessary to effect any such election or appointment, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Data Domain would make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to Data Domain on a timely basis all information required to be included in the Information Statement with respect to Purchaser’s designees). In connection with the foregoing, Data Domain would agree promptly, at the option of Purchaser, either to increase the size of the Data Domain Board or use its reasonable best efforts to obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Data Domain Board as provided above. Data Domain would also agree to use its reasonable best efforts to cause Purchaser’s designees to be proportionately represented on each committee of the Data Domain Board.

In the event that, as would be contemplated by the EMC Merger Agreement, Parent’s designees are elected or appointed to the Data Domain Board, until the Effective Time, (i) the Data Domain Board shall have the least such number of directors as may be required by NASDAQ rules or federal securities laws who are considered independent directors within the meaning of such rules and laws (“Independent Directors”) and (ii) each committee of the Data Domain board that is required) or a majority of which is required by NASDAQ rules or federal securities laws to be composed solely of Independent Directors shall be so composed.

Following the election or appointment of Purchaser’s designees as described above, until the Effective Time, the concurrence of a majority of the Independent Directors would be required for any (i) amendment to the EMC Merger Agreement, (ii) termination of the EMC Merger Agreement by Data Domain, (iii) extension by Data Domain of the time for the performance of any of the obligations of EMC or Purchaser under the EMC Merger Agreement (except as expressly permitted under the EMC Merger Agreement), (iv) waiver of compliance with any of the agreements or conditions under the EMC Merger Agreement that are for the benefit of Data Domain, (v) exercise of Data Domain’s rights or remedies under the EMC Merger Agreement or (vi) action to seek to enforce any obligation of EMC or Purchaser under the EMC Merger Agreement.

The EMC Merger Agreement would further provide that the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the surviving corporation in the Merger until the next annual meeting of stockholders of the surviving corporation (or until their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

Stock Options, Restricted Stock Unit and Data Domain’s Employee Stock Purchase Plans. The EMC Merger Agreement would provide that at the Effective Time, EMC would assume each option (each, a “Data Domain Stock Option”) to purchase shares of Data Domain common stock outstanding under any Data Domain Option Plan (as defined below) immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”). In accordance with its terms and subject to the requirements of Section 422 of the Code, each Assumed Option would (a) be converted into an option to acquire that number of shares of EMC common stock equal to the product obtained by multiplying (i) the number of shares of Data Domain common stock subject to such Data Domain Stock Option, and (ii) the Option Exchange Ratio (as defined below), rounded down to the nearest whole share of EMC common stock, and (b) have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of Data Domain common stock subject to such Assumed Option, by (ii) the Option Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Data Domain Stock Option immediately prior to the Effective Time.

The EMC Merger Agreement would provide that at the Effective Time, each award of restricted stock units (each, a “Data Domain Restricted Stock Unit”) outstanding under any Data Domain Option Plan that is outstanding immediately prior to the effective time would be converted by EMC in accordance with its terms into a restricted stock unit (each, an “Assumed Restricted Stock Unit”) to acquire an amount equal to the product obtained by multiplying (a) the number of shares of Data Domain common stock subject to such Data Domain Restricted Stock Unit, and (b) the purchase price offered in the Offer. Each Assumed Restricted Stock Unit shall otherwise be subject to the same terms and conditions as were applicable under the respective Company Restricted Stock Unit immediately prior to the effective time, including, without limitation, the same vesting restrictions that were applicable to the Company Restricted Stock Unit immediately prior to the Effective Time.

The EMC Merger Agreement would provide that Data Domain’s 2007 Employee Stock Purchase Plan be terminated prior to the Effective Time. Data Domain would take all actions necessary pursuant to the terms of Data Domain’s 2007 Employee Stock Purchase Plan in order to shorten each currently ongoing offering period that extends beyond the Effective Time such that a new purchase date for such offering shall occur prior to the Effective Time.

The EMC Merger Agreement defines the terms “Data Domain Option Plan” as Data Domain’s 2002 Stock Plan and 2007 Equity Incentive Plan and “Option Exchange Ratio” as the quotient obtained by dividing (i) the purchaser price offered in the Offer, by (ii) the average of the closing sales prices for EMC common stock, rounded to the nearest one-hundredth of a cent, on the New York Stock Exchange for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the date on which the Effective Time occurs.

Indemnification; Insurance. In the EMC Merger Agreement, EMC would agree to cause the surviving corporation in the Merger, and its subsidiaries, to honor and fulfill in all respects the obligations of Data Domain and its subsidiaries under (i) the certificate of incorporation and bylaws (or other similar organizational documents) of Data Domain and its subsidiaries as in effect on the date of execution of the EMC Merger Agreement and (ii) any and all agreements for indemnification, exculpation of liability and/or advancement of expenses in effect as of the date of execution of the EMC Merger Agreement between Data Domain or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Data Domain or any of its subsidiaries prior to the Effective Time. In addition, for a period of six years following the Effective Time, the surviving corporation of the Merger would (and EMC would cause the surviving corporation to) cause the organization documents of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of Data Domain and its subsidiaries as of the date of execution of the EMC Merger Agreement, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable Law or order.

EMC would, or would cause Data Domain to, maintain in effect for six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by Data Domain and its subsidiaries on the date of execution of the EMC Merger Agreement (provided that EMC may substitute therefor policies having at least the same coverage and amounts thereof and containing material terms and conditions that are no less advantageous to the persons currently covered by such policies as the insured) for acts or omissions occurring at or prior to the Effective Time to the extent that such liability insurance can be maintained annually at a cost to EMC not greater than 200% of the current annual premium for the current Data Domain directors’ and officers’ liability insurance; provided, however , that if such insurance cannot be so maintained or obtained at such cost, EMC will maintain or obtain as much of such insurance as can be so maintained or obtained at a cost not exceeding 200% of the current annual premium of Data Domain for such insurance.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the EMC Merger Agreement (including the provisions described above under “Takeover Proposals”), each of the parties would agree to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by the EMC Merger Agreement, including: (a) using its reasonable best efforts to cause the conditions to the Offer and the conditions to the Merger to be satisfied or fulfilled; (b) using its reasonable best efforts to obtain all necessary or appropriate consents, approvals or waivers from third parties and to provide all necessary notices; (c) making all necessary registrations, declarations and filings with Governmental Authorities in connection with the EMC Merger Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities (including antitrust approvals) in contention with the EMC Merger Agreement and the consummation of the transactions contemplated thereby; (d) executing and delivering any additional mutually acceptable instruments mutually deemed necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the EMC Merger Agreement; and (e) assisting the other parties with respect to the matters referenced in clauses (c) and (d) of this paragraph.

Notwithstanding the foregoing, the EMC Merger Agreement would not require EMC or Data Domain or any Subsidiary thereof to (i) litigate or otherwise contest any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by the EMC Merger Agreement or (ii) agree to any divesture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

Takeover Laws. The EMC Merger Agreement would provide that in the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to the EMC Merger Agreement or any of the transactions contemplated by the EMC Merger Agreement, each of Data Domain and EMC, at the direction of their respective boards of directors, shall use its reasonable best efforts to provide that the transactions contemplated by the EMC Merger Agreement may be consummated as promptly as practicable on the terms and subject to the provisions set forth in the EMC Merger Agreement, and otherwise to minimize the effect of any such statute or regulation on the EMC Merger Agreement and the transactions contemplated by the EMC Merger Agreement.

Amendment. The EMC Merger Agreement would provide that it may be amended by the parties at any time, provided, however, that (a) after Purchaser purchases Shares pursuant to the Offer, no amendment may be made that decreases the consideration received as a result of the Merger and (b) in the event that the EMC Merger Agreement is adopted by Data Domain’s stockholders in accordance with Delaware Law, no amendment shall be made to the EMC Merger Agreement that requires the approval of Data Domain’s stockholders under Delaware Law without such approval.

Termination of the NetApp Merger Agreement. The EMC Merger Agreement would contain a covenant that currently with execution of the EMC Merger Agreement, Data Domain will terminate the NetApp Merger Agreement.

12. Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights

Purpose of the Offer; Plans for Data Domain. The purpose of the Offer is to acquire control of, and the entire equity interest in, Data Domain. Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Data Domain Board and to seek to have Data Domain consummate a merger or other business combination with Purchaser (or one of its subsidiaries). Pursuant to such merger, the outstanding Shares not owned by EMC or its subsidiaries (including Purchaser) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to its equity ownership in Data Domain, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as Purchaser shall determine, which may be different from the price paid in the Offer. Purchaser also reserves the right to dispose of Shares that Purchaser has acquired or may acquire.

Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Data Domain Board. Purchaser intends, promptly after the consummation of the Offer, to request that some or all of the current members of the Data Domain Board resign and that Purchaser’s designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Data Domain Board.

In connection with the Offer, EMC has developed a plan, on the basis of available information, for the combination of the business of Data Domain with that of EMC. Important elements of that plan include: (i) maintaining Data Domain’s senior management team, (ii) operating Data Domain as a product division within EMC and enhancing the division with additional EMC technology, products and capital, (iii) combining Data Domain’s and EMC’s technologies to provide the basis for the next-generation of disk-based back-up and archiving solutions, (iv) ensuring customer continuity and support and (v) extending the business relationship with Data Domain’s customers. EMC will continue to evaluate and refine its plans and may make changes thereto as additional information is obtained.

Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Data Domain or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Data Domain Board or management, any material change in Data Domain’s capitalization or dividend policy or any other material change in Data Domain’s corporate structure or business.

Statutory Requirements; Approval of the Merger. Under Delaware Law, if the Section 203 Condition is satisfied, a merger of Data Domain would require the approval of the Data Domain Board and the holders of a majority of the outstanding Shares. If Purchaser acquires, pursuant to the Offer or otherwise, at least a majority of the outstanding Shares, Purchaser would have sufficient voting power to approve a merger of Data Domain without the affirmative vote of any other stockholder of Data Domain. In addition, under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser believes it would be able to approve a merger of Data Domain without a vote of the Data Domain Board or other stockholders. If Purchaser acquires control of Data Domain, Purchaser currently intends that, prior to the acquisition of the entire equity interest in Data Domain, no dividends will be declared on the Shares.

Section 203 could significantly delay Purchaser’s ability to acquire the entire equity interest in Data Domain. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Data Domain Board approves the Offer or the Merger or (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by EMC or its affiliates, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of Data Domain).

Purchaser reserves the right to waive the Section 203 Condition, although there can be no assurance that Purchaser will do so, and Purchaser has not determined whether Purchaser would be willing to do so under any circumstances. If Purchaser waives such condition and purchases Shares pursuant to the Offer or otherwise and Section 203 is applicable, Purchaser may nevertheless seek to consummate a merger or other business combination with Data Domain. Purchaser believes it would be able to cause the consummation of such a merger or other business combination if Purchaser owns a majority of the outstanding Shares and (i) such merger or other business combination is approved by the Data Domain Board and authorized at an annual or special meeting of stockholders of Data Domain, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding Shares not owned by Purchaser or its affiliates and associates or (ii) such merger or other business combination occurs after the expiration of three years following the date Purchaser became an interested stockholder.

On the other hand, if Purchaser waives the Section 203 Condition and purchases Shares pursuant to the Offer or otherwise and is prevented by Section 203 from consummating a merger or other business combination with Data Domain, Purchaser may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Data Domain. Purchaser has not determined whether Purchaser would take any of the actions described above under such circumstances.

If the Merger Agreement Condition is satisfied, Purchaser expects that in approving any merger agreement Purchaser enters into with Data Domain, Data Domain will also approve the Offer and take any other action necessary to render Section 203 inapplicable to a merger or other business combination with Data Domain.

The exact timing and details of any merger or other similar business combination involving Data Domain will necessarily depend upon a variety of factors, including the number of Shares Purchaser acquires pursuant to the Offer. Although Purchaser currently intends to propose a merger or similar business combination generally on the terms described above, it is possible that, as a result of substantial delays in Purchaser’s ability to effect such a transaction, actions Data Domain may take in response to the Offer, information Purchaser obtains hereafter, changes in general economic or market conditions or in the business of Data Domain or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. Purchaser reserves the right not to propose a merger or other similar business combination with Data Domain or to propose such a transaction on terms other than those described above. Specifically, Purchaser reserves the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value more or less than the amount referred to above.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if a merger involving Data Domain is consummated, stockholders of Data Domain who have neither voted in favor of a merger nor consented thereto in writing, and who otherwise under Delaware Law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of Delaware Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in Delaware Law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of Delaware Law for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware Law. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

13. Dividends and Distributions

If, on or after June 1, 2009, Data Domain should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on June 1, 2009, of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser’s rights under Section 14 – “Conditions of the Offer”, Purchaser may, in its reasonable discretion, make such adjustments in the purchase price and other terms of the Offer as Purchaser deems appropriate including the number or type of securities to be purchased.

If, on or after June 1, 2009, Data Domain should declare or pay any dividend on the Shares or any distribution with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on Data Domain’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to our rights under Section 14 – “Conditions of the Offer”, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for Purchaser’s account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for Purchaser’s account, accompanied by appropriate documentation of transfer or (b) be exercised for Purchaser’s benefit at its direction, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as Purchaser determines in its reasonable discretion.

14. Conditions of the Offer

Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition or the Antitrust Condition shall not have been satisfied, or if any of the following conditions exist:

(i)	a Governmental Authority (as defined in the EMC Merger Agreement) of competent jurisdiction shall have (a) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or any other transactions contemplated by the EMC Merger Agreement any Law (as defined in the EMC Merger Agreement) that is in effect and has the effect of making the Offer or the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Offer or the Merger or (b) issued or granted, or threatened to issue or grant, any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any person or its property under applicable Laws (whether temporary preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Offer or the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the making or consummation of the Offer or Merger;

(ii)

there shall be pending, or any Governmental Authority shall have notified EMC or Data Domain of its intent to commence, any suit, action or proceeding by a Governmental Authority of competent jurisdiction against EMC, Purchaser or Data Domain or any of their respective subsidiaries (a) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the EMC Merger Agreement or

(b) seeking to prohibit or impose any limitations on the ownership or operation by EMC (or any of its subsidiaries) of all or any portion of the business or assets of Data Domain or any of its subsidiaries, or to compel EMC, Data Domain or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Data Domain or any of its subsidiaries;

(iii)	a Material Adverse Effect (as defined in the EMC Merger Agreement) on Data Domain shall have occurred following the execution and delivery of the EMC Merger Agreement that is continuing;

(iv)	any representation or warranty of Data Domain which is qualified by “Material Adverse Effect” or any Specified Company Representation (a) shall not have been true and correct in all respects as of the date of execution of the EMC Merger Agreement or (b) shall not be true and correct in all respects on and as of the Expiration Date (other than those representations and warranties which address matters only as of a particular date), provided, however that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Data Domain’s Disclosure Schedule (as defined in the EMC Merger Agreement) made or purported to have been made after the date of execution of the EMC Merger Agreement shall be disregarded;

(v)	any representation or warranty of Data Domain as to its capital structure (a) shall not have been true and correct in all respects as of the date of execution of the EMC Merger Agreement or (b) shall not be true and correct in all respects on and as of the Expiration Date (other than those representations and warranties which address matters only as of a particular date), other than inaccuracies that would not result in an increase in the aggregate purchase price being offered in the Offer exceeding 101% of the aggregate purchase price and provided, however, that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Data Domain’s Disclosure Schedule made or purported to have been made after the date of execution of the EMC Merger Agreement shall be disregarded;

(vi)	any representation or warranty of Data Domain in the EMC Merger Agreement (other than those representations and warranties referenced in paragraph (iv) or (v) above) (a) shall not be true and correct in all respects as of the date of execution of the EMC Merger Agreement or (b) shall not be true and correct in all respects on and as of the Expiration Date (other than those representations and warranties which address matters only as of a particular date), which failure to be true and correct, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Data Domain, provided, however, that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Data Domain’s Disclosure Schedule made or purported to have been made after the date of execution of the EMC Merger Agreement shall be disregarded;

(vii)	Data Domain shall have failed to perform in all material respects any obligations or to have complied in any material respects with any covenants or other agreements of Data Domain to be performed or complied with by it under the EMC Merger Agreement; or

(viii)	the EMC Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of EMC and Purchaser and, regardless of the circumstances, may be asserted by EMC or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any Governmental Authority may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition) may be waived by EMC or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the EMC Merger Agreement and the applicable rules and regulations of the SEC. The failure of EMC or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

EMC and Purchaser are seeking to enter into a definitive agreement with Data Domain as to a business combination. Subject to applicable law, Purchaser expressly reserves the right to terminate or amend the Offer (including amending the number of Shares to be purchased, the Offer price and the consideration to be offered in the proposed merger) in connection with discussions relating to a business combination or upon entering into a merger agreement with Data Domain. Purchaser also expressly reserves the right, subject to applicable law, to negotiate or enter into a merger agreement with Data Domain not involving a tender offer, pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by EMC, Purchaser and Data Domain.

15. Certain Legal Matters; Regulatory Approvals

General. Based on Purchaser’s examination of publicly available information filed by Data Domain with the SEC and other publicly available information concerning Data Domain, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Data Domain’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Purchaser’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Data Domain’s business or certain parts of Data Domain’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14 – “Conditions of the Offer”.

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Data Domain, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and Data Domain, and Purchaser has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in

Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between Purchaser or any of its affiliates and Data Domain, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 – “Conditions of the Offer”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Purchaser will file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on the date hereof or as promptly thereafter as practical. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 P.M., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after Purchaser’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. Purchaser expects to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 14 – “Conditions of the Offer”. Subject to certain circumstances described in Section 4 – “Withdrawal Rights”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Data Domain’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14 – “Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Other. Based upon Purchaser’s examination of publicly available information concerning Data Domain, it appears that Data Domain and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 – “Conditions of the Offer”.

Any merger or other similar business combination that Purchaser proposes would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Data Domain and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16. Fees and Expenses

Purchaser has retained Morrow & Co., LLC to act as the information agent and BNY Mellon Shareowner Services to act as the depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under U.S. federal securities laws.

Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as Purchaser may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of EMC or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in Section 9 – “Certain Information Concerning Purchaser and EMC” of this Offer to Purchase.

Envoy Merger Corporation

June 2, 2009

SCHEDULE I

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF EMC AND PURCHASER

EMC

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of EMC. Except as otherwise noted, positions specified are positions with EMC, and business address is c/o EMC Corporation 176 South Street Hopkinton, MA 01748.

Name	Principal Occupation or Employment	Citizenship
Board of Directors
Michael W. Brown

Mr. Brown has been a Director of EMC since August 2005. From August 1994 until his retirement in July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation, a manufacturer of software products for computing devices. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a Director of VMware, Inc., the global leader in virtualization solutions, Administaff, Inc., a professional employer organization providing services such as payroll and benefits administration, and Thomas Weisel Partners Group, an investment banking firm.

United States

Randolph L. Cowen

Mr. Cowen has been a Director of EMC since January 2009. He served as co-Chief Administrative Officer of The Goldman Sachs Group, Inc., a global investment, banking, securities and investment management firm, from October 2007 to November 2008, Global Head of Technology and Operations of Goldman Sachs from September 2004 to November 2008 and Chief Information Officer of Goldman Sachs from October 2001 to October 2007.

United States

Michael J. Cronin

Mr. Cronin has been a Director of EMC since May 1990. He has been Chief Executive Officer of Cognition Corporation, an engineering knowledge management company, from 1993 to the present. Mr. Cronin is also Chairman of the Board of Directors of Cognition Corporation. From June 1984 to September 1990, he was Chief Executive Officer and President of Automatix, Inc., an industrial vision and robotics systems manufacturer.

United States

Name	Principal Occupation or Employment	Citizenship
Gail Deegan

Ms. Deegan has been a Director of EMC since July 2002. From February 1996 until her retirement in September 2001, Ms. Deegan served as Executive Vice President and Chief Financial Officer of Houghton Mifflin Company, a publishing company. From February 1995 to February 1996, Ms. Deegan was Senior Vice President of Regulatory and Government Affairs for NYNEX New England, and from November 1991 to January 1995, was Vice President and Chief Financial Officer of New England Telephone. From 1988 to January 1990, Ms. Deegan was Senior Vice President, Chief Financial Officer and Treasurer of Eastern Enterprises, and from February 1990 to May 1991, she was Senior Vice President, Chief Financial Officer and Chief Administrative Officer.

United States

John R. Egan

Mr. Egan has been a Director of EMC since May 1992. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, he served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. From October 1986 to January 1992, he served in a number of executive positions with EMC, including Executive Vice President, Operations and Executive Vice President, International Sales. Mr. Egan resigned as an executive officer of EMC in September 1998 and as an employee of EMC in July 2002. Mr. Egan is also a Director of VMware, Inc., the global leader in virtualization solutions, and NetScout Systems, Inc., a provider of network and application performance management solutions.

United States

W. Paul Fitzgerald

Mr. Fitzgerald has been a Director of EMC since March 1991. From January 1988 to March 1995, he was Senior Vice President, Finance and Administration and Chief Financial Officer of EMC. From October 1991 to March 1995, he was also Treasurer of EMC. From January 1985 to January 1988, he was Vice President, Finance of EMC. Mr. Fitzgerald retired as an employee of EMC in October 1995.

United States

Edmund F. Kelly

Mr. Kelly has been a Director of EMC since August 2007. He has served as Chairman of Liberty Mutual Group, a diversified global insurer and the nation’s sixth-largest property and casualty insurer, since 2000, Chief Executive Officer since 1998 and President since 1992. He is also a Director of Liberty Mutual Group and the Bank of New York Mellon Corporation, a global financial services company.

United States

Name	Principal Occupation or Employment	Citizenship
Windle B. Priem

Mr. Priem has been a Director of EMC since December 2001. From July 2001 until his retirement in December 2003, Mr. Priem served as a Vice Chairman of Korn/Ferry International, a global executive recruiting company, and from December 1998 to June 2001, he served as President and Chief Executive Officer of Korn/Ferry. He joined Korn/Ferry in 1976 and held various positions with Korn/Ferry, including Chief Operating Officer from May 1997 to December 1998 and President of the North American region from January 1996 to June 1998. Mr. Priem retired from Korn/Ferry in December 2003. He was also a Director of Korn/Ferry from June 1992 to November 2002.

United States

Paul Sagan

Mr. Sagan has been a Director of EMC since December 2007. He has served as Chief Executive Officer of Akamai Technologies, Inc., a provider of services for accelerating the delivery of content and applications over the Internet, since April 2005 and President since May 1999. Mr. Sagan joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan is also a Director of Akamai.

United States

David N. Strohm

Mr. Strohm has been a Director of EMC since October 2003 and Lead Director since January 2006. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001, and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a Director of VMware, Inc., the global leader in virtualization solutions, and Successfactors, Inc., a provider of human capital management applications.

United States

Joseph M. Tucci

Mr. Tucci has been Chairman of the Board of Directors of EMC since January 2006 and has been Chief Executive Officer and a Director since January 2001. He has served as President since January 2000. He also served as Chief Operating Officer from January 2000 to January 2001. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999. Mr. Tucci is also Chairman of the Board of Directors of VMware, Inc., the global leader in virtualization solutions, and a Director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.

United States

Name	Principal Occupation or Employment	Citizenship
Executive Officers
Joseph M. Tucci	See above.	United States

William J. Teuber, Jr.	Mr. Teuber has been EMC’s Vice Chairman since May 2006. In this role, Mr. Teuber assists EMC’s Chairman, President and Chief Executive Officer in the day-to-day management of EMC and leads EMC Customer Operations, our worldwide sales and distribution organization. Mr. Teuber served as EMC’s Vice Chairman and Chief Financial Officer from May 2006 to August 2006 and as Executive Vice President and Chief Financial Officer from November 2001 to May 2006. He served as EMC’s Senior Vice President and Chief Financial Officer from February 2000 to November 2001, as Vice President and Chief Financial Officer from February 1997 to February 2000, and as Vice President and Controller from August 1995 to February 1997. Mr. Teuber is a director of Popular, Inc., a financial holding company.	United States

Arthur W. Coviello, Jr.	Mr. Coviello has been EMC’s Executive Vice President and President of RSA, the Security Division of EMC since September 2006. Prior to joining EMC, Mr. Coviello served as Chief Executive Officer of RSA Security Inc. from January 2000 to September 2006 and as acting Chief Financial Officer of RSA Security from December 2005 to May 2006. He served as President of RSA Security from March 1999 to September 2006, Executive Vice President of RSA Security from September 1995 to March 1999, Chief Operating Officer of RSA Security from January 1997 to March 1999, and Chief Financial Officer and Treasurer of RSA Security from October 1995 to August 1997.	United States

Paul T. Dacier	Mr. Dacier has been EMC’s Executive Vice President and General Counsel since May 2006. Mr. Dacier served as Senior Vice President and General Counsel from February 2000 to May 2006. He served as Vice President and General Counsel from February 1993 to February 2000 and as General Counsel of EMC from March 1990 to February 1993. Mr. Dacier is a director of Genesis Lease Limited, a global commercial aircraft leasing company.	United States

Name	Principal Occupation or Employment	Citizenship
Howard D. Elias	Mr. Elias has been EMC’s President, EMC Global Services and Resource Management Software Group since September 2007 and Executive Vice President since September 2003. Mr. Elias served as EMC’s Executive Vice President, Global Services and Resource Management Software Group, from May 2006 to September 2007 and served as EMC’s Executive Vice President, Global Marketing and Corporate Development from January 2006 to May 2006. He served as EMC’s Executive Vice President, Corporate Marketing, Office of Technology and New Business Development, from January 2004 to January 2006. He served as Executive Vice President, New Ventures and Office of Technology, from September 2003 to January 2004. Prior to joining EMC, Mr. Elias served as Senior Vice President of Business Management and Operations in the Enterprise Systems Group at Hewlett-Packard Company (“Hewlett-Packard”), a provider of information technology products, services and solutions for enterprise customers, from May 2003 to August 2003 and Senior Vice President and General Manager of Network Storage Solutions from May 2002 to April 2003. Prior to Hewlett-Packard’s acquisition of Compaq Computer Corporation (“Compaq”), Mr. Elias served as Senior Vice President and General Manager of Compaq’s Business Critical Server Group from January 2001 to April 2002.	United States

David I. Goulden	Mr. Goulden has been EMC’s Executive Vice President and Chief Financial Officer since August 2006. Mr. Goulden served as EMC’s Executive Vice President, Customer Operations from April 2004 to August 2006. He served as EMC’s Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004 and as Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Prior to joining EMC, Mr. Goulden served as a member of the Board of Management, President and Chief Operating Officer for the Americas and Asia Pacific of Getronics, an information technology services company, from April 2000 to July 2002, as President and Chief Operating Officer for the Americas of Getronics from June 1999 to April 2000, and in a number of executive positions at Wang Global, an information technology services company, from September 1990 to June 1999. Mr. Goulden is a director of VMware, Inc., the global leader in virtualization solutions.	United States

Name	Principal Occupation or Employment	Citizenship
Frank M. Hauck	Mr. Hauck has been EMC’s Executive Vice President, Global Marketing and Customer Quality since May 2006. Mr. Hauck served as EMC’s Executive Vice President, Customer Quality and Services from April 2005 to May 2006. He served as EMC’s Executive Vice President, Customer Operations, from November 2001 to April 2005. Mr. Hauck served as EMC’s Executive Vice President, Global Sales and Services, from April 2001 to November 2001 and as Executive Vice President, Products and Offerings, from June 2000 to April 2001. He served as EMC’s Senior Vice President and Chief Information Officer from January 2000 to June 2000, as Senior Vice President, Business Integration, from July 1999 to January 2000, and as Senior Vice President, Customer Service, from November 1997 to July 1999. Mr. Hauck has also held a number of other executive positions since he joined EMC in 1990.	United States

Mark S. Lewis	Mr. Lewis has been EMC’s President, EMC Content Management and Archiving Division since September 2007 and Executive Vice President since July 2002. Mr. Lewis served as EMC’s Executive Vice President, Chief Development Officer from May 2005 to September 2007. Mr. Lewis served as EMC’s Executive Vice President, EMC Software Group from July 2004 to May 2005. Mr. Lewis served as EMC’s Executive Vice President, Open Software Operations, from July 2003 to July 2004 and as Executive Vice President, New Ventures and Chief Technology Officer from July 2002 to July 2003. Prior to joining EMC, Mr. Lewis served as Vice President of Worldwide Marketing and Solutions in the Network Storage Solutions Group at Hewlett-Packard. Prior to Hewlett-Packard’s acquisition of Compaq, Mr. Lewis served as Vice President and General Manager of Compaq’s Enterprise Storage Group from January 2001 to April 2002.	United States

John T. Mollen	Mr. Mollen has been EMC’s Executive Vice President, Human Resources since May 2006. Mr. Mollen joined EMC as Senior Vice President, Human Resources in September 1999. Prior to joining EMC, he was Vice President of Human Resources with Citigroup Inc., a financial services company.	United States

Name	Principal Occupation or Employment	Citizenship
Harry L. You	Mr. You has been EMC’s Executive Vice President, Office of the Chairman since February 2008. Prior to joining EMC, Mr. You served as Chief Executive Officer of BearingPoint, Inc., a management and technology consulting firm, from March 2005 to December 2007 and as BearingPoint’s Interim Chief Financial Officer from July 2005 to October 2006. From 2004 to 2005, Mr. You was Executive Vice President and Chief Financial Officer of Oracle Corporation, a large enterprise software company, and from 2001 to 2004, he was the Chief Financial Officer of Accenture Ltd, a global management consulting, technology services and outsourcing company. Mr. You is a director of Korn/Ferry International, a global executive recruiting company.	United States

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise noted, business address is c/o EMC Corporation 176 South Street Hopkinton, MA 01748.

Name	Principal Occupation or Employment	Citizenship
Board of Directors
Paul T. Dacier	See above.	United States

Susan I. Permut	Ms. Permut has been EMC’s Senior Vice President and Deputy General Counsel since May 2007. Ms. Permut served as Vice President and Deputy General Counsel of EMC from April 2006 to May 2007. She served as Vice President and Assistant General Counsel from September 2002 to April 2006 and Assistant General Counsel from February 1998 to September 2002. Ms. Permut joined EMC in 1993.	United States

Executive Officers
Paul T. Dacier	See above.	United States

Susan I. Permut	See above.	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Overnight Courier or by Hand:

BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

By Facsimile Transmission:

(201) 680-4626

To Confirm Facsimile Only:

(201) 680-4860

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: emc.info@morrowco.com